

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   April 25, 2011

Mr. Thomas A. Moore
Chief Executive Officer
Advaxis, Inc.
305 College Road East
Princeton, New Jersey 08540

> **Re: Advaxis, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2011**
> **File No. 333-173370**

Dear Mr. Moore:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note the statement that you may receive the proceeds from the exercise of the warrants in certain circumstances. Please tell us, with a view to additional disclosure, the circumstances under which you would not receive the proceeds from the exercise of warrants. Additionally, if you will not receive the proceeds from the exercise of these warrants, please disclose who will receive the proceeds.

Recent Developments
Series B Preferred Equity Financing, page 2

2. Please expand the discussion to provide a history of the prior relationship, if any, with Optimus prior to the July 2010 preferred stock purchase agreement.

3. Please expand the discussion to include an explanation of how and why the July 2010 purchase agreement was amended in April 2011, as of March 21, 2011.

4. We note the reference to the warrants for approximately 25.6 million shares issued on April 4, 2011 "at an exercise price of $0.15 per share as may be adjusted in connection with the draw down of each tranche." Please expand the discussion to clarify whether you are referring to a price adjustment or an adjustment to the aggregate number of warrants which number may change depending on the number of series B preferred shares actually purchased by Optimus. In addition, please clarify whether the warrants for the 25.6 million shares were issued only in connection with the sale of the 466 shares of Series B preferred shares and whether additional warrants may be issued in connection with the purchase of the 284 shares for which Optimus is obligated to purchase.

5. We note the statement that Optimus has exercised warrants for approximately 40.4 million shares as of March 21, 2011. Please expand the discussion to explain when and how Optimus acquired and exercised these warrants.

6. We note that on March 14, 2011, an affiliate of Optimus exercised a warrant for 3.96 million shares of common stock. Please explain how and when the affiliate acquired the warrant for 3.96 million shares and clarify whether these shares are included in the 40.4 million share total previously disclosed.

7. We note you issued at least $6 million of your common stock upon exercise of warrants in exchange for four-year full recourse promissory notes. Please expand the discussion to state whether the issuer of the promissory notes is required to make any payments to you in the event the shares acquired upon exercise of the warrants are sold prior to repayment of the indebtedness. Additionally, please expand the discussion to state the dollar amount of promissory notes you received from Optimus and its affiliates for the various warrant exercises and the remaining balances of these notes as of the most recent practicable date.

8. We note that as of March 21, 2011, there were 214.6 million shares of your common stock outstanding. We also note that as of March 21, 2011 Optimus has exercised warrants for 40.4 million shares and one of its affiliates exercised a warrant for 3.96 million shares on March 14, 2011. Accordingly, please tell us why Optimus is not included in the list of principal shareholders in the section entitled "Stock Ownership." We may have additional comments.

9. In view of the fact Optimus apparently no longer owns the substantial number of shares it acquired upon exercise of warrants or otherwise, and in view of its relationship with the company and method of payment for the exercise of warrants, it appears that Optimus is an underwriter and should be disclosed as such on the cover page and in the plan of distribution. Please revise or provide us with an analysis why Optimus should not be considered to be an underwriter.

10. To the extent applicable, revisions in response to these comments should be made throughout the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert H. Cohen, Esq.
    Greenberg Traurig LLP
    The MetLife Building
    200 Park Avenue
    New York, New York 10166